News Release
Cerro Casale Update
Bema Gold 24%, Arizona Star 25%, Placer Dome 51%

VANCOUVER, BRITISH COLUMBIA - September 27, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema” or the “Company”) announces that joint venture partner Placer Dome Inc. (“Placer”) has informed the Company that they have concluded that the Cerro Casale Project (“Cerro Casale” or the “Project”) is not financially viable at this time and is not financeable under the terms of the Cia Minera Casale Shareholders’ Agreement.

Bema disagrees with Placer’s conclusion and believes that Cerro Casale is financeable in today’s metal market environment under the terms of the Shareholders’ Agreement, which states that if the project is financeable, Placer must arrange project financing or return its interest to Bema and Arizona Star Resource Corp. (“Arizona Star”).

In the Company’s opinion, Placer has again failed to meet the terms of the Shareholders’ Agreement. Placer has not completed the required updates to the feasibility study to evaluate the project and arrange financing and arbitrarily elected not to complete optimization studies that had been identified as potential improvements to the project.

Bema believes that Placer is again attempting to delay the financing and development of the Cerro Casale Project contrary to the terms of the Shareholders’ Agreement. A number of senior mining companies have expressed interest in developing the Cerro Casale Project in the current robust metal price environment. Bema intends to utilize all legal avenues with a view to reclaim Placers’ interest in the Project to Bema and Arizona Star.

The Company believes that Placer’s economic analysis of Cerro Casale is fundamentally flawed because it utilizes updated costs and conservative metal price assumptions of $350 per ounce of gold and 95 cents per pound of copper to establish the base case pit and reserves. These assumptions, by not reflecting higher metal prices but including higher costs, result in an increase in cut-off grade and process changes that result in a decrease of 4.3 million ounces of gold and 1.1 billion pounds of copper in the life of mine production. Placer utilized this base case reserve for all of its economic analysis rather than rerunning the reserve with higher metal price assumptions.

Bema has developed a Cerro Casale model utilizing the 1 billion tonne reserve outlined in Placer’s 2000 feasibility study and subsequently updated in March 2004. Bema included all Placer’s higher operating and capital costs, assumed $375 per ounce gold for all un-hedged ounces, $1.00 per pound copper and a gold hedging program as required in the Shareholders Agreement, that Bema believes would be typical of hedging a bank would require in order to finance a project of this nature. Bema’s Cerro Casale model shows a viable project that can support a $1 billion project loan.

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

Bema Gold Corporation trades on The Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema shares also trade on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU. The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.